Exhibit 12

Hawaiian Electric Industries Capital Trust I

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS

	Years ended December 31,
(dollars in thousands)	2003	2002	2001	2000	1999

Earnings (1)	$8,619	$8,619	$8,619	$8,619	$8,619

Fixed charges	$—	$—	$—	$—	$—

Preferred securities distributions	8,360	8,360	8,360	8,360	8,360

Total combined fixed charges and preferred securities distributions	$8,360	$8,360	$8,360	$8,360	$8,360

Ratio of earnings to combined fixed charges and preferred securities distributions	1.03	1.03	1.03	1.03	1.03

(1)	Net of minority interest in net income of subsidiary of $1,432,000, $1,441,000, $1,471,000, $1,487,000, and $1,466,000 for 2003, 2002, 2001, 2000 and 1999, respectively.